Exhibit 99.1

 [Lenox Wealth Management, Inc. Letterhead]

December 8, 2009

Via Courier

First Franklin Corporation
Attn: Gretchen J. Schmidt, Secretary
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Ms. Schmidt:

On behalf of Lenox Wealth Management, Inc. (“Lenox”), I write to give notice that pursuant to the 2009 proxy statement of First Franklin Corporation (the “Corporation”) and Rule 14a-8 under the Securities Exchange Act of 1934, as amended, Lenox intends to present the attached proposal (the “Proposal”) at the 2010 Annual Meeting of Stockholders of the Corporation (the “Annual Meeting”).  Lenox is the beneficial owner of 160,665 shares of voting common stock of the Corporation (the “Shares”), and has held at least 1% or $2,000 in market value voting common stock of the Corporation continuously for over one year as of the date of this letter.  In addition, Lenox intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached.  I represent that Lenox or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal.  I declare that Lenox has no “material interest” other than that believed to be shared by all stockholders of the Corporation generally. Please direct all questions or correspondence regarding the Proposal to Lenox's counsel, Mark Reuter (513-579-6469).

Sincerely,
/s/John C. Lame
John C. Lame
Chief Executive Officer

Enclosure

RESOLVED:  That the stockholders of First Franklin Corporation (the “Corporation”) request that the board of directors, in compliance with applicable law, take the steps necessary to declassify the Corporation’s board of directors into one class subject to election each year and to establish annual elections of directors.  The implementation of this proposal shall be carried out in a manner that does not affect the unexpired terms of directors elected to the board at or prior to the 2009 annual meeting.

Supporting Statement

As the primary avenue for stockholders to influence corporate governance policies and management’s implementation of those policies, the ability to elect directors is the single most important use of the stockholder franchise.  Accordingly, directors should be accountable to stockholders on an annual basis.

The Corporation’s board is currently divided into three classes, with approximately one-third of all directors elected annually to three-year terms.  We believe that classification of the board, which results in only a portion of the board being elected annually, is not in the best interests of the Corporation and its stockholders.  This is why we are sponsoring this proposal which, if implemented, would eliminate the Corporation’s current classified board structure and require each director to stand for election annually.

If the Corporation were to declassify its board, it would be a strong statement that the Corporation is committed to good corporate governance and long-term financial performance.  The Corporation recently announced a net loss of $911,000 ($0.54 per basic share) for the third quarter 2009 and a net loss of $644,000 ($0.38 per basic share) for the nine months ended September 30, 2009.  In addition, the market price of one share of the Corporation’s common stock on December 4, 2009 was $7.50, down $10.00 per share from a three year high of $18.19 on February 27, 2007.  We seek to improve this performance and ensure the Corporation’s continued viability through this structural reorganization of the board.  If passed, stockholders would have the opportunity to register their views on the performance of the board collectively and of each director individually at each annual meeting.

Evidence indicates that stockholders generally favor declassified boards and that a classified board is an entrenching mechanism that is negatively correlated with company performance.  See “What Matters in Corporate Governance?”  Bebchuk, Cohen & Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).  Proposals urging annual elections of directors received, on average, over 66% of the vote in recent years, and according to RiskMetrics Group dozens of companies — including Procter & Gamble, Pfizer, Dell, Hasbro and Sprint — have recently sought and received stockholder approval to declassify their boards.

We believe that electing each director annually is one of the best methods available to stockholders to ensure that a company will be managed in a manner that is in the best interests of stockholders.

WE URGE YOUR SUPPORT FOR THE PROPOSAL TO REPEAL THE CLASSIFIED BOARD AND ESTABLISH THAT ALL DIRECTORS BE ELECTED ANNUALLY.

[Schwab Letterhead]

December 8, 2009

First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

RE:	Certification of Ownership of FIRST FRANKLIN CORPORATION
CUSIP: 320272107

To whom it may concern:

Schwab has reviewed the ownership interest in First Franklin Corporation in the Charles Schwab account registered “Lenox Wealth Management, Inc.”

This letter verifies that since December 8, 2008, the above referenced account registered to Lenox Wealth Management, Inc. has continuously beneficially owned and held at least 30,001 shares of First Franklin Corporation (FFHS) common stock.

Should you have any further questions, please feel free to contact me.

Sincerely,

/s/ Neil Campbell
Neil Campbell
Vice President
Charles Schwab & Co. Inc.
602-355-4715